[WSGR LETTERHEAD]
May 8, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs Mr. Jay Ingram Ms. April Coleman Ms. Anne Nguyen

Re:	Omniture, Inc. Registration Statement on Form S-1 Initially Filed on April 4, 2006 (File No. 333-132987)
Ladies and Gentleman:
     On behalf of Omniture, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated May 1, 2006, relating to the Company’s Registration Statement on Form S-1 (File No. 333-132987) initially filed with the Commission on April 4, 2006 (the “Registration Statement”).
     The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
General
1.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

The Company advises the Staff that the Company will supplementally furnish a statement that the amount of compensation to be allowable or paid to the underwriters has been cleared with the NASD, once such clearance has been obtained. Prior to the effectiveness of the Registration

Securities and Exchange Commission
May 8, 2006

Statement, the Staff will be provided with either a copy of the letter or a call from the NASD informing the Staff that the NASD has no additional concerns.

2.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing a price range.

3.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this draft. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered or the number of shares to be sold by selling shareholders on the cover. See Section II.A.7 of Release No. 33-6714. In addition, please confirm that you will not circulate copies of the registration statement until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

The Company advises the Staff that the Company will provide all information required to be included in the Registration Statement, other than information that the Company is entitled to omit pursuant to Rule 430A, in a subsequent amendment to the Registration Statement prior to any distribution of preliminary prospectuses.

4.	Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

In response to the Staff’s comment, the Company is supplementally providing the Staff under separate cover with copies of the artwork that the Company intends to include in the preliminary prospectus.
Table of Contents
5.	Revise to remove the list of Exhibits as these documents do not constitute part of the prospectus.

In response to the Staff’s comment, the Company has deleted the list of exhibits from the “Table of Contents.”

Securities and Exchange Commission
May 8, 2006

6.	Please relocate the text currently appearing in the first and third paragraphs after the table of contents to a part of the prospectus that is not subject to Rule 421(d) of Regulation C.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has taken great care and attention to include in the prospectus a balanced disclosure of material information regarding the Company. The text currently appearing in the first and third paragraphs following the Table of Contents directs investors to look only to the prospectus to inform their investment decision with respect to the Company’s common stock rather than any other information about the Company that may be available in the public domain and to prevent securities law and other violations relating to the Company’s offering of common stock in foreign jurisdictions. Given the importance of these cautions, the Company believes their inclusion in the forepart of the prospectus is appropriate and as such, the Company has not relocated the text as requested by the Staff.
Prospectus Summary, page 1
7.	Please substantiate your claim of being the “leading provider of online business optimization software . . . .”

In response to the Staff’s comment, the Company advises the Staff that its statement that it is the leading provider of online business optimization software is substantiated by a variety of independent sources, including industry and financial analysts and technology industry publications. The Company has been broadly recognized as having a leadership position across a broad range of categories, including the quality and quantity of its customer base, market penetration as measured by page views tracked, and the value of its services and technology to the marketplace. The following are examples of industry and financial analyst reports that substantiate the Company’s claim of being the leading provider of online business optimization software. For the Staff’s convenience, the Company is supplementally providing such reports under separate cover and, with respect to each report, has marked such report to indicate the portions that substantiate the Company’s claim.
•	The Company was named “the leading provider of enterprise-scale digital marketing solutions” based upon the size of the Company’s customer base, the Company’s revenue growth, the Company’s customer relationships with more of the top 100 Internet websites than all of its competitors combined and growth in the Company’s supported page views in a report published in April 2006 by Montgomery & Co., LLC, an investment banking firm. A copy of the Montgomery & Co, LLC report is set forth behind Tab 1 of the supporting materials provided herewith.

•	The Company ranked as a market leader, receiving highest scores for current offering and product direction, in a report published by Forrester Research, an independent technology

Securities and Exchange Commission
May 8, 2006

and market research company, in January 2006. A copy of the Forrester Research report is set forth behind Tab 2 of the supporting materials provided herewith.

•	The Company received a strong positive rating, the highest rating offered, from Gartner Research, an information technology research and advisory company. A copy of the Gartner report is set forth behind Tab 3 of the supporting materials provided herewith.

•	The Company ranked as the number one on-demand web analytics provider (IDC Market Forecast & Evaluation for 2006). (This report is expected to be published in June 2006)

•	The Company received the highest score in overall business value and market suitability, outlining the Company as the leading choice, in a report published by JupiterResearch, a provider of research, analysis and advice, in October 2004. A copy of the Jupiter report is set forth behind Tab 4 of the supporting materials.

•	In 2006, the Company’s SiteCatalyst service received the Infoworld “Technology of the Year” award for best web analytics software. A copy of the Infoworld article is set forth behind Tab 5 of the supporting materials.
The Company respectfully submits that the foregoing supplemental information provides qualitative and quantitative support for the Company’s leadership position.

8.	Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no charge or nominal charge, be advised that the company must provide a consent for its use or adopt the information as the company’s own. Also, please provide us with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the second and third paragraphs on page 1. Refer also to disclosure contained in the “Industry Background” subsection commencing on page 45.

In response to the Staff’s comment, set forth below is a table that sets forth the projections, estimates and assertions disclosed under the heading “Industry Background” in the “Business” section, upon which much of the disclosure under “Prospectus Summary” was based. With respect to each of the identified statements, the Company is providing the name of the report, analyses or other publication that provides the factual basis for such assertion and the location of such report, analyses or other publication in the supporting materials that the Company is providing supplementally to the Staff under separate cover. For the Staff’s convenience, each report is marked to ensure that the relevant data may be easily located by the Staff.

Securities and Exchange Commission
May 8, 2006

Broad Commercial Utilization of the Internet

Tab	Statement
1.	In 2004, businesses generated over $295 billion in revenue from e-commerce sales to consumers and spent over $25 billion on online advertising and marketing, according to IDC and eMarketer, respectively.

IDC, Internet Commerce Market Model (Version 10.1).

eMarketer, Advertising and Marketing Spending Worldwide, by Media 2000-2006 (billions and % market share). January 2006.

2.	The Internet has redefined many business processes and has created opportunities for new online marketing and other commercial initiatives.

The statement referenced above is based in large part upon the Company’s experience in the industries in which it competes. This statement is also supported by specific examples contained in the following third-party research publications:

JupiterResearch, Entertainment Advertising — Broadband, Influencer Usage Drive Increased Spending. March 6, 2006.

JupiterResearch, US Online Advertising Forecast, 2005 — 2010, August 5, 2005.

JupiterResearch, Instant Messaging — Reaching a Young, Engaged Audience via an Underused Medium. April 24, 2006.

Forrester Research, Topic Overview: Online Advertising, Q3 2005. September 7, 2005.

Forrester Research — Who Has A Cross-Channel Media Audience? March 30, 2006.

3.	Businesses are investing in innovative online initiatives to increase sales, improve customer service, enhance brand awareness, decrease time-to-market for their offerings, reduce fulfillment costs and increase operational efficiency.

The statement referenced above is based in large part upon the Company’s experience in the industries in which it competes. This statement is also supported by specific examples contained in the following third-party research publications:

Forrester Research, How To Master Online Merchandising. April 7, 2006.

Securities and Exchange Commission
May 8, 2006

JupiterResearch, Travel E-mail Customer Service—Improving Response Times to Drive Sales. October 26, 2004.

Forrester Research, Online Customer Support Is In Need Of Assistance. June 22, 2005.

Forrester Research, Social Computing. February 13, 2006.

4.	According to Jupiter Research, the amount of offline United States retail sales influenced by online channels was nearly six times that of online retail sales and over 80% of online consumers research offline purchases online.

JupiterResearch, US Online Retail Forecast, 2005 to 2010. January 19, 2006.

5.	According to IDC, the number of unique global Internet users will grow from approximately 820 million in 2004 to over 1.3 billion in 2009.

IDC, Internet Commerce Market Model (Version 10.1).

6.	The roll-out of broadband networks and mobile networks, particularly in emerging geographic markets, will contribute to the growth of Internet usage.

The statement referenced above is based in large part upon the Company’s experience in the industries in which it competes. This statement is also supported by specific examples contained in the following third-party research publications:

Jupiter Research, Entertainment Advertising—Broadband, Influencer Usage Drive Increased Spending. March 6, 2006.

7.	Despite the Internet’s growth, e-commerce remains at an early stage of development, accounting in 2004 for just 3% of the total United States retail market, excluding the automotive, travel and prescription drug markets, according to Jupiter Research.

JupiterResearch, US Online Retail Forecast, 2005 to 2010. January 19, 2006.

8.	Similarly, online advertising represented just 6% of the total United States advertising market in 2004, despite consumers spending 34% of their available media time online, according to Forrester Research.

Forrester Research, Inc., Topic Overview: Online Advertising, Q3 2005. September 2005.

Securities and Exchange Commission
May 8, 2006

9.	By way of comparison, newspaper advertising in 2004 represented 30% of the entire United States advertising market while consumers spent only 8% of their media time reading the newspaper, according to Forrester Research.

Forrester Research, Inc., Topic Overview: Online Advertising, Q3 2005. September 2005.
Need to Measure and Automate Online Business

Tab	Statement
10.	According to comScore Networks, in December 2005, the top ten United States Internet properties generated approximately 123 billion page views from over 170 million unique users.

comScore Networks, Inc., Digital Calculator Report. March 31, 2006.

In response to the Staff’s comment, the Company further advises the Staff that each of the above-referenced reports other than is publicly available on a subscription basis. The Company advises the Staff that none of the above-referenced reports was prepared specifically for the Company. The Company further advises the Staff that the Company has obtained the permission of each of the publishers of the information to include such information in the Registration Statement in the manner in which it is disclosed.

9.	Consider adding disclosure to the summary that addresses your net loss of $17.4 million and your accumulated deficit of $31.1 million as of December 31, 2005.

In response to the Staff’s comment, the Company has added to the “Prospectus Summary” disclosure regarding the Company’s net loss of $17.4 million in 2005 and accumulated deficit of $34.5 million as of March 31, 2006.

10.	We note that the information contained in the “Omniture, Inc.” section is a repetition of a substantial portion of the information contained in the “Business” section. Please strive for a balanced presentation that does not employ the use of repetitious information.

In response to the Staff’s comment, the Company has revised the information contained in “Omniture, Inc.” in the “Prospectus Summary” to strive for a more balanced presentation that reduces the use of repetitious information.

11.	Your disclosure employs the use of technical jargon that does little to assist someone unfamiliar with the software industry with an understanding your business, the nature of the products/services you offer, and how specific customers in the marketplace utilize your products. Please keep in mind our Plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our

Securities and Exchange Commission
May 8, 2006

March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance. Without limitation, we refer you to your use of the following terms or phrases:
•	“multi-tenant technology platform [that] is based upon a massively parallel, utility computing architecture . . . .” (page 2);

•	“[o]ur technology is built on an open data platform, including our data integration features and partner-specific interfaces . . . .” (page 2);

•	“clickstream events and transactions” (page 50);

•	“segmentation criteria” (page 50);

•	“conversion-related metrics” (page 51);

•	“C and C++” (page 52);

•	“toolsets such as Java, PHP and AJAX” (page 52);

•	“N-dimensional analysis” (page 53);

•	“XML data insertion API” (page 53);
In response to the Staff’s comments, the Company has revised the disclosure throughout the Registration Statement either to eliminate the use of technical terms or to provide additional descriptions of technical terms that the Company believes will help investors understand the Company’s business, the nature of the services the Company offers and how the Company’s customers utilize the Company’s services.
Risk Factors, page 7
We have broad discretion in the use of the net proceeds of this offering”, page 21
12.	Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated, Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure in the indicated risk factor. We supplementally advise the Staff that the Company does not intend to reserve the right to change the use of proceeds in the manner permitted by Instruction 7 of Item 504 of Regulation S-K.

Securities and Exchange Commission
May 8, 2006

Special Note Regarding Forward-Looking Statements and Industry Data, page 23
13.	We note that the disclosure about your industry is based upon industry publications and surveys and forecasts generated by Com Score Networks, eMarketer, and Forrester Research, IDC, and Jupiter Research. We also note that you cannot guarantee the veracity of the information nor have you independently verified it. Further, it appears that investors are urged not to place undue reliance on this information. We believe this discussion to be inappropriate as currently drafted since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions. As such, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement.
Use of Proceeds, page 24
14.	To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use.

We supplementally advise the Staff that the Company has not yet made any decisions with respect to the specific allocation of the net proceeds of the offering to the Company. The Company has revised the disclosure in “Use of Proceeds” to make that clear to prospective investors.

15.	Disclosure indicates that you may use a portion of the proceeds for possible acquisitions of complementary businesses, technologies or other assets. Please consider the applicability of Instructions 5 and 6 to Item 504 of Regulation S-K, which require enhanced disclosure if the offering proceeds will be used to acquire assets or finance the acquisition of other businesses.

The Company has considered the applicability of Instructions 5 and 6 to Item 504 of Regulation S-K. The Company has revised the disclosure under “Use of Proceeds” to make it clear that there are no agreements or commitments with respect to any material acquisitions, nor are there any ongoing negotiations with respect to any material acquisitions. As such, we respectfully submit that Item 504 of Regulation S-K requires no further disclosure.
Dilution, page 26
16.	The comparative table at the bottom of page 28 should reflect shares that are subject to options that are outstanding or that are to be granted effective upon consummation of the offering. Current disclosure states that you are excluding these shares from the comparison.

Securities and Exchange Commission
May 8, 2006

The Company has considered the Staff’s request to include shares underlying outstanding stock options in calculating the amount of immediate dilution from the public offering price that will be absorbed by purchasers of the Company’s common stock in the offering; however, because it is anticipated that a significant number of the Company’s outstanding stock options will remain subject to vesting and/or unexercisable upon the closing of the offering, the Company believes excluding such shares from this calculation will provide potential investors more relevant information to support their investment decision. Accordingly, the Company has not revised its disclosure in response to the Staff’s comment.

Selected Consolidated Financial Data, page 27

17.	Revise to include long-term obligations (including long-term debt and capital lease obligations) pursuant to Item 301 of Regulation S-K.

The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment.
Management’s Discussion and Analysis and Results of Operations, page 29
Overview, page 29
18.	In the second paragraph, please balance the discussion of your revenues growth with a discussion of the changes in your expenses and net income for the same periods.

The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment.

19.	Please discuss the percentage of your revenue or net income derived in the last two years from new customers versus old customers.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe that the disclosure of revenue or net income derived from new customers relative to old customers during the last two years is, on balance, helpful to an investor’s understanding of the Company’s business. First, the Company believes that such disclosure could potentially be misleading or confusing to investors due to difficulty in defining what constitutes a new customer versus an old customer. That is, the Company’s revenue growth has been derived not only from growth in new customers, but also from existing customers who use the Company’s services under their existing contracts with the Company beyond their contracted-for page view commitments; from existing customers who enter into new contracts with the Company in order to purchase additional services from the Company; or from affiliates of existing customers who purchase services from the Company. As such, the Company believes disclosure of revenue from new versus old customers only tells part of the story, which may have the effect of being

Securities and Exchange Commission
May 8, 2006

misleading or confusing. Second, the Company does not measure and report its revenue internally based upon whether such revenue was derived from new or old customers, so disclosing revenue and net income on that basis in Amendment No. 1 would not be consistent with how the Company measures its revenue growth internally and would subject the Company to the risks associated with providing disclosure with respect to a set of metrics for use by investors in evaluating the health of the Company’s business that the Company does not generally utilize for evaluating its own business.

For the reasons described above, the Company has respectfully declined to add disclosure in Amendment No. 1 in response to the Staff’s comment.
Results of Operations, page 33
20.	Your discussion of results of operations highlights the components that are classified within each line-item on your statements of operations. Your disclosure, however, should also include a description of the reasons for any changes in those line-items and you should indicate whether those changes represent an upward or downward trend. The discussion should not merely repeat numerical data contained in the financial statements. The causes for the changes shall be described to the extent necessary to an understanding of your business as a whole.

In response to the Staff’s comment, the Company has revised its disclosure in “Results of Operations.”
Revenues, page 33
21.	It appears that America Online accounted for 11% of total revenues in 2005. Please file the agreement with America Online. Also, to the extent any other customer(s) accounted for 10% or more of your revenue, please file these agreements as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. Further, please disclose the duration of your relationships with your significant customers here or elsewhere in your prospectus, as appropriate.

The Company respectfully advises the Staff that it does not believe that Item 601 of Regulation S-K requires the Company to file its agreement with America Online, Inc. (“AOL”) as an exhibit to the Registration Statement.

By way of background, the Company has seventeen (17) agreements (the “AOL Agreements”) with AOL and its affiliated subsidiaries, divisions, business units or affiliates (“AOL Affiliates”). One such agreement is a Software Hosting and License Agreement with AOL (the “Hosting Agreement”), which is an agreement that sets forth the agreements between the Company and AOL for, among other things, the initial implementation and acceptance of the Company’s services as well as the general framework for the Company’s non-exclusive licenses, maintenance

Securities and Exchange Commission
May 8, 2006

obligations, training and support obligations, service level requirements and general warranties, indemnities and similar provisions. The other sixteen (16) agreements represent service orders and/or adoption agreements (the “Adoption Agreements”) pursuant to which the various AOL Affiliates agree to subscribe to the Company’s services. Each Adoption Agreement represents an independent agreement of a given AOL Affiliate, with independent commitment levels, services subscribed for, and term, and such agreements generally refer to the Hosting Agreement, which applies with respect to the general service level agreements, non-exclusive licenses, support and maintenance obligations and the like for the Company’s services provided under the Adoption Agreements. That is, the Adoption Agreements are the operative agreements pursuant to which the AOL Affiliates commit to the Company’s services, and from which the Company derives revenue. Each of the AOL Affiliates has independent purchasing and budgeting decision-making authority, each Adoption Agreement has an independent duration and is independently negotiated, and any termination of one Adoption Agreement with an AOL Affiliate or by AOL of the Hosting Agreement generally does not affect the Adoption Agreements with the other AOL Affiliates. That is, the Adoption Agreements generally provide that even if the Hosting Agreement is terminated as to AOL, the terms and conditions of the Hosting Agreement will continue in effect as to the services provided by the Company to the AOL Affiliate under the Adoption Agreement.

Although the Company discloses in the Registration Statement that the percentage of revenue derived from AOL accounted for 11% of the total revenue of the Company in 2005 and 12% in the first quarter of 2006, neither AOL nor any one AOL Affiliate accounted for more than 10% of total revenue in 2005 or in the first quarter of 2006. Moreover, the Company expects that revenue derived from AOL or AOL Affiliates will, in the aggregate, decline as a percentage of total revenue over time.

Under Item 601(b)(10) of Regulation S-K, contracts not made in the ordinary course of business which are material to the registrant are required to be filed as exhibits to the registration statement. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if the contract is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the contract is, among other things, one “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant’s products or services...”

In considering, therefore, the Staff’s comment, the Company has concluded that none of the seventeen (17) AOL Agreements is required to be filed as an exhibit to the Registration Statement because (1) each such agreement is such as ordinarily accompanies the kind of business undertaken by the Company and (2) no such agreement is one upon which the Company’s business is substantially dependent. That is, the AOL Agreements provide for the provision of the Company’s on-demand business optimization services in the ordinary course of its business, with terms and conditions one would generally expect to accompany the Company’s business of providing software-based services on a hosted basis. Moreover, the Company is not substantially

Securities and Exchange Commission
May 8, 2006

dependent on any of the AOL Agreements as the Company has not derived, nor does it expect to derive, more than 10% of its total revenue under any one of those agreements. The Company further has concluded that, even if such agreements were viewed in the aggregate, such agreements would not be required to be filed as an exhibit to the Registration Statement as the Company’s business is not substantially dependent on them, particularly in view of the fact that each Adoption Agreement stands on its own with respect to each AOL Affiliate.

As such, in response to the Staff’s comment, the Company respectfully submits that it has concluded not to file any of the AOL Agreements as an exhibit to Amendment No. 1. The Company has, however, added disclosure on pages 35, 54 and 55 of Amendment No. 1 to clarify the nature of the Company’s contractual relationship with AOL and the AOL Affiliates and to disclose the duration of such agreements.

Finally, in response to the Staff’s comment, the Company advises the Staff that the Company has no other agreements with customers representing 10% or more of the Company’s total revenue.
Liquidity and Capital Resources, page 39
Other Factors Affecting Liquidity and Capital Resources, page 40
22.	In the last sentence of the fourth paragraph beneath this subsection, clarify your reference to “certain specified companies” that you might acquire.

Under the terms of the Company’s settlement with NetRatings, Inc. (“NetRatings”), the Company is obligated to make additional royalty payments to NetRatings if the Company acquires certain companies that are specified in the settlement agreement with NetRatings (the “Specified Companies”). The Company has no current plans to acquire the Specified Companies or any other companies at this time.

The Company has not included the names of the Specified Companies in the Registration Statement, but instead has included a reference to “certain specified companies” because the disclosure of the identity of the Specified Companies would result in competitive injury to the Company. The Company’s future success in the highly competitive field of Internet software and services depends substantially on the Company’s continued ability to negotiate favorable license agreements, as necessary, with business partners, its ability to successfully defend against and favorably resolve future intellectual property infringement claims and complete acquisitions. Specifically, the public disclosure of these details of the settlement agreement with NetRatings could impair the Company’s ability to favorably negotiate the resolution of future intellectual property infringement claims, as other companies may demand similar provisions in return for settlement of claims. In addition, the selection of the Specified Companies was heavily negotiated and their disclosure could cause substantial economic harm to the Company. Disclosure of the identity of these companies will harm the Company’s ability to negotiate an

Securities and Exchange Commission
May 8, 2006

acquisition or similar transaction should the Company determine to do so in the future. Further, disclosure of the identity of the Specified Companies is not necessary for the protection of investors. Detailed financial statements along with descriptions of the Company’s financial condition and results of operations are already specifically included in the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and disclosure of the identity of the Specified Companies would add little to an investor’s understanding of the Company’s business, yet such disclosure could seriously jeopardize the Company’s competitive position. For the reasons described above, the Company has not revised the disclosure in the Registration Statement in response to the Staff’s comment.
Business, page 45
Overview, page 45
23.	Please provide quantitative data to support your conclusion that your services provide features that improve “return on investment” for your customers.

The Company believes, based on dialogue with its customers, that the Company’s services improve customers’ returns on investment. However, the Company does not have quantitative data from customers of which the Company is sufficiently confident to include in the Registration Statement. As such, in response to the Staff’s comment, the Company has revised the Registration Statement and has deleted the reference to “return on investment.”

24.	At an appropriate location, please disclose all nations where the company maintains business.

In response to the Staff’s comment, the Company has disclosed on page 57 of Amendment No.1 the foreign jurisdictions in which it maintains sales representatives. The Company has no other overseas operations.
Strategic Relationships, page 54
Intellectual Property, page 57
25.	To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. In addition, please provide us with an analysis as to whether you are required to file as exhibits your agreements with your strategic partners, such as DoubleClick and salesforce.com. Please refer to Item 60l(b)(10)(ii)(B) of Regulation S-K for additional guidance.

Securities and Exchange Commission
May 8, 2006

In response to the Staff’s comment, the Company respectfully advises the Staff that other than the Settlement and Patent License Agreement between the Company and NetRatings, Inc. which is filed as an exhibit to the Registration Statement, the Company is not a party to agreements with any third party that provide for the license to the Company of intellectual property and/or technology that is material to the business or operations of the Company.

The Company advises the Staff that the Company regularly enters into strategic relationships with third parties such as DoubleClick and salesforce.com to, among other things, broaden its online business optimization platform and develop new distribution channels for its services in the ordinary course of its business. This is typical of companies that offer Internet and software services. Accordingly, the Company considers its existing agreements with its strategic partners, including its agreements with DoubleClick and salesforce.com, to be the types of agreements that ordinarily accompany the kind of business conducted by the Company within the meaning of Item 601(b)(10)(ii) of Regulation S-K. Further, the Company’s business is not substantially dependent on agreements with any of its strategic partners. Specifically, the Company derives less than 5% of its total revenue from its agreement with DoubleClick and has yet to receive any revenue from its agreement with salesforce.com. The Company does not believe that any agreement between the Company and any of its strategic partners is material to the Company’s business or operations at the current time. For the reasons stated above, the Company believes that Item 601(b)(10) of Regulation S-K does not require the Company to file the Company’s agreements with its strategic partners, including the agreements with DoubleClick and salesforce.com, as exhibits to the Registration Statement.
Employment Agreements and Change in Control Agreements, page 66
26.	Expand the disclosure relating to the “performance criteria”, satisfaction of which is necessary in order for Messrs. James, Pestana, and Herring to earn performance bonuses.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement to describe the general performance criteria upon which bonus determinations for Messrs. James, Pestana and Herring are based. However, the Company has not disclosed specific qualitative or quantitative details or other performance-related factors regarding such general performance criteria, because the Company’s Board of Directors has not yet determined such criteria. Consistent with the guidance provided by the Securities and Exchange Commission in Division of Corporate Finance: Current Report on Form 8-K, Frequently Asked Questions, November 23, 2004, the Company believes that disclosure of additional, specific details is not required.
2006 Employee Stock Purchase Plan, page 71
27.	Explain what you mean when you disclose that the 2006 Employee Stock Purchase Plan will be established “concurrently with this offering”.

Securities and Exchange Commission
May 8, 2006

The Company has revised its disclosure in the Registration Statement regarding the adoption of the Company’s 2006 Employee Stock Purchase Plan by the Company’s Board of Directors and anticipated stockholder approval.
Principal And Selling Stockholders, page 77

28.	If you intend to register a secondary offering on behalf of selling securityholders, please provide appropriate Item 507 of Regulation S-K information. In doing so, please remember to disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the Match 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

The Company expects that the only two selling stockholders will be the Company’s two founders Joshua G. James and John R. Pestana and/or their affiliated entities (the “Selling Stockholders”). However, the Company does not yet know the exact number of shares the Selling Stockholders intend to sell in the offering. Information regarding the Selling Stockholders’ titles, positions and relationship with the Company and their affiliates can be found in the “Principal and Selling Stockholders” table and elsewhere in the Registration Statement. By further completing the table, the Company has made clear the Selling Stockholders are the only stockholders expected to sell shares of the Company’s common stock in the offering.

The Company advises the Staff that it has been informed by the Selling Stockholders that no Selling Stockholder is a broker-dealer or affiliates of a broker-dealer.
Shares Eligible for Future Sales, Page 82
29.	Disclose whether the managing underwriters have any intent to shorten lock-ups or release them early.

Morgan Stanley has advised the Company that it does not have any pre-established conditions to waiving the terms of the lock-up agreements and that it grants waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Therefore, any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by Morgan Stanley to waive lock-up restrictions in this transaction. The Company does not expect a waiver of the lock-up agreements from Morgan Stanley. For this reason, the Company has not included any additional disclosure in response to the Staff’s comment.

Securities and Exchange Commission
May 8, 2006

Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock, page 84
30.	It is not clear whether you are presenting a short-form or long-form tax opinion. If this is a short-form opinion, then you must indicate that the discussion is the opinion of counsel, and the material federal income tax consequences to investors must be identified and attributed to counsel.

The Company respectfully advises the Staff that the Company does not believe that the information contained in the portion of the Registration Statement entitled “Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock” is either a short-form tax opinion or long-form tax opinion. Rather, the Company has included such information in the Registration Statement based upon the belief that such information may be helpful with respect to a non-U.S. investor’s decision with respect to an investment in the Company’s common stock. For the reasons described above, the Company has not attributed to counsel the information identified in the Staff’s comment or indicated that such information is the opinion of counsel as requested by the Staff.
Underwriters, page 87
Directed Share Program, page 89
31.	Please provide us with a materially complete description of the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

The Company has requested that the underwriters reserve a portion of the shares to be offered for sale in a directed share program (“DSP”). The Company will establish the aggregate number of shares reserved for the DSP, which it currently expects not to exceed five percent (5%) of the aggregate number of shares of the Company’s common stock to be offered in this offering, and will allocate the directed shares among the actual recipients. The Company has selected Morgan Stanley to administer its DSP. The mechanics of the DSP are outlined below.

The Company will choose the potential recipients of the directed shares from its officers, directors, employees and business associates and friends and family of the same. The Company

Securities and Exchange Commission
May 8, 2006

will provide the names, addresses and e-mail addresses of the potential recipients, as well as initial allocation amounts, to Morgan Stanley. Morgan Stanley will send an e-mail about the DSP to potential recipients and direct potential participants to log on to the Morgan Stanley DSP website. For certain individuals (e.g., individuals who do not have access to the Internet), Morgan Stanley will mail a copy of the preliminary prospectus together with materials relating to the DSP. The DSP website and materials will include identical participation instructions, an indication of interest form and forms for opening a brokerage account with Morgan Stanley. To comply with Rule 134(b)(1), the DSP website and materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the Registration Statement is declared effective. The materials will contain a statement that indications of interest made under the program create no obligation.

Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. Morgan Stanley will use the information as its basis for evaluating the suitability of the proposed investment and application of Rule 2790 of the National Association of Securities Dealers. The indication of interest form also includes a lock-up agreement that covers any shares to be issued under the program.

All prospective recipients will be required to purchase shares through a Morgan Stanley account. Individuals who do not have an account with Morgan Stanley will be required to open an account based on the information provided in the subscription documents.

The deadline for expressing an indication of interest and opening an account will be three to four days prior to pricing. Once the deadline expires, Morgan Stanley will provide the Company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP. The Company will then review this list and determine the actual allocation of shares among these prospective recipients.

Once the offering has been priced and the Registration Statement has been declared effective, Morgan Stanley will contact each prospective recipient (either orally or electronically) who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the DSP. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and Morgan Stanley will mail a written confirmation of the purchase accompanied by a final prospectus.

The directed share program is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the DSP and the process described above,

Securities and Exchange Commission
May 8, 2006

the procedures for the DSP are substantially the same as the procedures that Morgan Stanley will use to offer securities to the general public.

In response to the Staff’s request, we have supplementally provided under separate cover forms of the written materials to be used to communicate with potential recipients of directed shares.
Consolidated Financial Statements
General
32.	We note that you refer to third-party valuations throughout the document. When you refer to a third-party valuation you should also disclose the name of the expert and include the expert’s consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove the references. Please revise.

In response to the Staff’s comments, the Company has updated its disclosure wherever the use of a third-party valuation firm is referenced in the Registration Statement, to include the name of such firm (Duff & Phelps, LLC, formerly known as Standard and Poor’s Corporate Value Consulting). The Company has also filed the consent of Duff and Phelps, LLC as Exhibit 23.3 to Amendment No. 1. The Company respectfully advises the Staff, however, that in giving such consent, Duff and Phelps, LLC does not admit that it comes within the category of person whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder, nor does it admit that it is an expert with respect to any part of the Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder.
Related Parties
33.	We note you disclose certain related party transactions on page 75 of your filing. Revise the notes to your financial statements to disclose related party transactions pursuant to SFAS 57.

The Company has revised its footnotes to the financial statements on page F-20 of Amendment No. 1 to include a disclosure of the related-party transaction (issuance of Series C-1 convertible preferred stock in fiscal year 2005) with Hummer Winblad Venture Partners V, L.P. Please note, the Company did not disclose in the footnotes any transactions noted on pages 75 and 76 of Amendment No. 1 that were expressly excluded in SFAS No. 57, such as compensation arrangements. In addition, the Company concluded that the sales of preferred stock to its two largest investors who each received a director appointment at the time of their initial investment were not considered to be related-party transactions, since they were not directors at the time of the transactions.

Securities and Exchange Commission
May 8, 2006

Consolidated Balance Sheets, page F-3
34.	Please revise to include a pro forma balance sheet (excluding the effects of the offering) along side the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) pursuant to Section AU560.05 Footnote disclosures to this presentation should clarify the status of your convertible preferred stock as a result of your initial public offering.

In response to the Staff’s comment, the Company has included a pro forma balance sheet as of March 31, 2006 that reflects the automatic conversion of the convertible preferred stock. The Company has also included disclosure on page F-7 of Amendment No. 1 that explains the pro forma balance sheet.
Note 1. Summary of Business and Significant Accounting Policies
Recent Accounting Pronouncement, page F-13
35.	We note that the company adopted SFAS 123R effective January 1, 2006 using the prospective adoption method pursuant to paragraph 83 of SFAS 123R. Revise to clarify that this adoption alternative only applies to unvested awards granted prior to April 4, 2006, (the filing date of the company’s Form S-l) to which you applied the minimum value method. Tell us how you intend to account for the unvested awards granted after you became a public company (i.e., awards that were measured using the fair value method). It appears that the company should apply the modified prospective method to unvested awards that were granted after you became a public company (on or after April 4, 2006, in your case). Please explain.

Because Amendment No. 1 has been updated to include the Company’s results of operations for the quarter ended March 31, 2006, the Company has also updated its disclosure related to stock-based compensation on pages F-10, F-11, F-25 and F-26 of Amendment No. 1, to reflect the adoption of SFAS 123R effective January 1, 2006. Due to its adoption of SFAS 123R, the Company also deleted the “Recent Accounting Pronouncements” disclosure previously included in Note 1.

Because the Company used the minimum-value method to calculate the pro forma stock-based compensation expense under the provisions of SFAS 123, it is required to apply the prospective transition method, pursuant to which all awards granted, modified or settled after the date of adoption will be accounted for in accordance with the fair value provisions of SFAS 123R. Under the prospective method, all equity awards issued prior to the adoption date and not thereafter modified remain subject to the provisions of APB No. 25.

Per the Staff’s request, the Company’s disclosure on page F-11 of Amendment No. 1 also discusses the accounting treatment of any employee equity awards granted, modified,

Securities and Exchange Commission
May 8, 2006

repurchased or cancelled after the effective date of SFAS 123R, as well as the accounting treatment related to any awards granted prior to the adoption date.
Note 5. Notes Payable, page F-15
36.	Tell us how you considered whether the conversion feature in the $1.0 million convertible note issued in 2003 represented an embedded derivative. That is, any embedded derivative instrument must first be analyzed under paragraph 12 of SFAS No. 133 to determine whether the instrument should be separated from the host contract. If the instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability. In this regard, the embedded derivative instrument must be evaluated using EITF 00-19 paragraphs 12 to 32 to determine whether that instrument would be classified as a liability or in stockholders equity. If the instrument is deemed a liability, the instrument will be subject to SFAS 133 and it would be recorded at fair value. See paragraph 66 of EITF 00-19. Alternatively, if the company determines that the embedded conversion feature should not be bifurcated from the host instrument pursuant to SFAS 133 and EITF 00-19, then tell us how you considered whether this instrument contained a beneficial conversion feature pursuant to EITF 98-5 and EITF 00-27.

Background

In September 2003, the Company entered into a convertible note purchase agreement with an investor, whereby the Company borrowed $1,000,000 at 12% annual interest with a maturity date of September 16, 2006. The note was convertible at the option of the holder into shares of convertible preferred stock having rights, preferences and privileges equivalent to Series A-5, except that the converted shares would have preference over all other outstanding Series of Preferred Stock with regards to dividend and liquidation rights. The conversion price was subject to downward adjustments as defined in the agreement depending on when and if the Company were to have a subsequent “down” round of financing. In April 2004, the holder of the note converted the note into 2,156,904 shares of Series B-1 convertible preferred stock at a conversion price of $0.46363 per share.

Analysis of Embedded Derivative

The Company considered each of the criteria of SFAS No. 133 paragraph 12 to determine whether the conversion feature in the note purchase agreement was an embedded derivative. Paragraph 12 requires that each of the criteria in paragraphs 12(a)-12(c) be met in order for the embedded derivative to be accounted for separately from the host contract.

The first requirement in paragraph 12(a) relates to the concept of “clearly and closely related.” The Company determined that the economic characteristics and risks of the conversion feature, which represents a residual interest in the Company, were not clearly and closely related to the

Securities and Exchange Commission
May 8, 2006

debt host, the note purchase agreement. Accordingly, the Company concluded this first requirement was met.

The second requirement for an embedded derivative as noted in paragraph 12(b) is that the contract that includes both the embedded derivative and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles. This requirement was met because the Company was not required to remeasure the convertible note purchase agreement to fair value.

The third requirement in paragraph 12(c) is that the embedded instrument, if analyzed as a separate instrument with the same terms, would have to qualify as a derivative pursuant to paragraphs 6-11 of SFAS No. 133. The Company analyzed the following requirements of a derivative instrument as outlined in paragraph 6 of SFAS No. 133:
a.	The contract has one or more underlyings and one or more notional amounts — The conversion feature did have an underlying and a notional amount. The fair value of the Company’s equity securities was the underlying and the notional amount was the conversion rate on the $1,000,000 principal of the note.

b.	It requires no initial net investment — This was true as the initial net investment for the note was considered the initial net investment for the embedded conversion feature in accordance with paragraph 12(c).

c.	Its terms require or permit net settlement — Paragraph 9 of SFAS No. 133 further clarifies the term net settlement and requires a contract to meet one of the following three criteria in order to fit the description of net settlement:
i.	9(a) — “Neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount. (paragraph 9(a)).” In the case of the conversion feature, the Company was required to deliver the shares, an asset associated with the underlying. Accordingly, the Company has determined this requirement was not met.

ii.	9(b) — “One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract.” — This condition was not met because there is no such market mechanism that facilitates net settlement.

Securities and Exchange Commission
May 8, 2006

iii.	9(c) — “One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash or is itself a derivative instrument.” — This condition was also not met as the shares to be delivered upon conversion were not readily convertible to cash as there is no active market for the Company’s stock.
Conclusion

The Company has determined that the convertible feature within the convertible note purchase agreement does not meet all of the requirements of an embedded derivative as specified in SFAS No. 133 paragraphs 6 and 12. Specifically, the conversion feature did not satisfy any of the net settlement criteria of a derivative. Accordingly, the Company was not required to separately account for the conversion feature contained in the convertible note purchase agreement. The Company did not further analyze the instrument pursuant to the provisions of EITF 00-19 because the conversion feature did not meet the definition of a derivative pursuant to paragraph 12 of SFAS No. 133.

There were no separate instruments, such as warrants, issued in conjunction with the convertible note. Accordingly, the total value received in exchange for the convertible note was attributed to the debt.

The conversion price equaled the per share fair value of the preferred stock into which it was convertible. Thus, there was no intrinsic value associated with the issuance of the convertible note resulting in no beneficial conversion feature pursuant to EITF 98-5 and EITF 00-27.
Note 7. Convertible Preferred Stock and Stockholders’ Deficit
Convertible Preferred Stock, page F-19
37.	We note that the company has issued numerous series of redeemable convertible preferred stock (Series A-1, A-2, A-3, A-4, A-4.1, B, B-l, B-2, C, C-l). It appears, based on the criteria in paragraph 12 of SFAS 133, that the conversion features associated with these offerings represent embedded derivatives that meet the criteria for bifurcation under SFAS 133. For each series of redeemable convertible preferred stock, specifically tell us how you determined that these conversion features met the scope exception of paragraph 11(a). Provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 to support your conclusion. In this regard, we note from your disclosures that certain of the preferred stockholders have registration rights agreements. At a minimum, tell us how you factored these agreements into your EITF 00-19 analysis. If the scope exception of paragraph 11(a) was not met, tell us why you have not considered the conversion features to be embedded derivatives subject to classification and measurement at fair value. Alternatively, if the

Securities and Exchange Commission
May 8, 2006

company determines that the embedded conversion features should not be bifurcated from the host instruments pursuant to SFAS 133 and EITF 00-19, then tell us how you considered whether these instruments contained any beneficial conversion features pursuant to EITF 98-5 and EITF 00-27. We may have further comments.

The Company acknowledges the Staff’s comment, and responds as follows:

Analysis of Conversion Feature

Background

From the year 1999 through 2005, the Company issued various series of convertible preferred stock (Series A-1, A-2, A-3, A-4, A-4.1, A-5, B, B-1, B-2, C, C-1, together the “Preferred Stock”). The conversion features associated with the Preferred Stock are as follows:

At the option of the holder, each share of Preferred Stock is convertible at any time into shares of the Company’s common stock. Each share of Preferred Stock will be converted automatically into shares of the Company’s common stock upon the closing of a firm commitment underwritten public offering of the Company’s common stock in which the aggregate public offering price is equal to or exceeds $20,000,000, or the public offering price is equal to or exceeds $2.00 per share, or upon the receipt of the written consent of a majority of the holders of the then-outstanding Series B, C and C-1 convertible preferred stock. The price at which the convertible preferred stock will be converted is the original issue price for the respective series of preferred stock, adjusted for certain dilutive corporate transactions. The Series C-1 convertible preferred stock conversion price is subject to adjustment upon the closing of a firm commitment underwritten public offering of the Company’s common stock if the public offering price is less than $2.58 per share. Series C-1 convertible preferred stockholders also have the option to convert each share of Series C-1 convertible preferred stock into one share of Series C convertible preferred stock. At December 31, 2005 and March 31, 2006, each share of Series A-1, A-2, A-3, A-4.1, A-5, B, B-1, C and C-1 convertible preferred stock was convertible into common stock on a one-for-one basis.

Analysis of Embedded Derivative

The Company considered the criteria of SFAS No. 133 paragraph 12 to determine whether the conversion features contained in each of the classes of preferred stock was an embedded derivative. Paragraph 12 requires that each of the three criteria in paragraphs 12(a)-12(c) must be met in order for the embedded derivative to be accounted for separately from the host contract.

Paragraph 12(a) states that an embedded derivative will be accounted for separately from the host instrument if its economic characteristics are not clearly and closely related to the economic characteristics of the host contract. The Company has determined that the economic

Securities and Exchange Commission
May 8, 2006

characteristics and risks of the conversion features in each series of Preferred Stock are clearly and closely related to the economic characteristics and risks of the Preferred Stock. This conclusion was based, in part, on the guidance set forth in Appendix A, paragraph 60 and 61(l) of SFAS No. 133. Paragraph 60 notes that “if a host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related.” Paragraph 61(l) states that “cumulative participating preferred stock is more akin to equity.” Each of the series of the Company’s convertible preferred stock is non-cumulative, non-participating and is not mandatorily redeemable. Accordingly, the Company has concluded that the Preferred Stock does not have characteristics of a debt instrument and is more akin to equity. The conversion feature, which represents an embedded option for the purchase of the Company’s common stock, is also clearly and closely related to equity. As a result, the conversion feature does not require separate accounting.

Analysis of Beneficial Conversion Feature

There were no separate instruments, such as warrants, issued in conjunction with any of the Preferred Stock sales. Accordingly, the total value received in exchange for the Preferred Stock was attributed to the Preferred Stock.

In each of the issuances of Preferred Stock, the issuance price and, therefore, the conversion price, exceeded the deemed fair value of the underlying common stock. Thus, there was no intrinsic value associated with the issuance of the Preferred Stock resulting in no beneficial conversion feature pursuant to EITF 98-5 and EITF 00-27.
Stock Options, page F-21
38.	We note that you have disclosed information about stock option grants and other equity related transactions for the year ended December 31, 2005. Provide us the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the filing of the registration statement:
•	The type of security;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issue;

•	The number of options or equity instruments granted or issued;

Securities and Exchange Commission
May 8, 2006

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense;

•	Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.
During the period January 1, 2005 through March 31, 2006, the Company issued the following equity securities:
•	Various stock options granted to employees

•	Stock issued in exchange for services
During this time period the company also recorded the following other equity-related transactions:
•	Early exercises of unvested stock options

•	Acceleration of stock option vesting
The following is a brief discussion related to each of the above equity issuances or transactions, including references to the applicable authoritative accounting guidance relied upon for each equity transaction.

Stock Options Granted to Employees

During the period January 1, 2005 through March 31, 2006, the Company granted a number of stock options to employees. As discussed on pages F-10, F-11, F-24 through F-26 of Amendment No.1, the Company accounted for all 2005 grants under the provisions of APB 25, and all grants issued after January 1, 2006 under the fair value provisions of SFAS 123R. A summary of those grants, and the associated compensation expense, is included below:

Securities and Exchange Commission
May 8, 2006

2005 Option Grants — APB No. 25

			Number of
			Options		Estimated						Deferred
	Number of		Granted,		Fair	Deferred		Deferred Stock			Stock
	Options		net of	Exercise	Market	Stock	Net 2005	Compensation	Net Q1 2006		Compensation
Date of Issuance	Granted	Forfeitures	forfeitures	Price	Value	Compensation	Amortization	@ 12/31/05	Amortization	Forfeitures	@ 3/31/06

February 25, 2005	570,000	(9,950)	560,050	$0.35	$1.63	$715,274	$(167,432)	$547,842	$(42,975)	$(5,747)	$499,120
April 18, 2005	180,000	(5,000)	175,000	0.70	1.82	195,411	(39,803)	155,608	(9,398)	(11,166)	135,043
May 6, 2005	190,000	—	190,000	0.70	1.91	230,456	(30,829)	199,627	(14,403)	—	185,224
May 13, 2005	500,000	—	500,000	0.70	1.91	606,463	(101,077)	505,386	(37,904)	—	467,482
August 18, 2005	924,850	(1,000)	923,850	1.45	1.73	256,789	(44,570)	212,219	(12,653)	(15,843)	183,722
October 25, 2005	788,000	(4,000)	784,000	1.50	2.13	496,533	(46,339)	450,194	(39,069)	(4,433)	406,692
November 1, 2005	550,000	—	550,000	1.50	2.13	348,333	(14,514)	333,819	(21,771)	—	312,049
December 6, 2005	319,500	—	319,500	1.50	2.49	316,838	(14,476)	302,361	(33,103)	—	269,258
December 21, 2005	455,000	—	455,000	1.50	2.85	614,250	(51,188)	563,063	(38,391)	—	524,672

Total 2005	4,477,350	(19,950)	4,457,400			$3,780,347	$(510,227)	$3,270,119	$(249,667)	$(37,190)	$2,983,262

2006 Option Grants Through May 5, 2006 — SFAS No. 123R

			Estimated
	Number of		Fair Value of	Black-
	Options	Exercise	Common	Scholes	Q1 2006
Date of Issuance	Granted	Price	Stock	Fair Value	Expense

February 22, 2006	548,500	$2.49	$3.57	$2.57	$48,508
March 29, 2006	1,000,000	$3.75	$3.93	$2.55	3,053
May 4, 2006	1,716,125	$4.17	$4.17	(1)	(1)

Total	3,264,625				$51,561

(1)	- The Company has not yet determined the estimated fair value associated with the May 4, 2006 option grants. It will begin recording stock compensation expense associated with these options in the second quarter of 2006.
In 2005, the Company recorded deferred stock-based compensation of $3.8 million relating to options to purchase the Company’s common stock at exercise prices below the deemed fair value of the Company’s common stock at the time of issuance. The Company is amortizing the deferred stock-based compensation on a straight-line basis over the vesting periods of the associated employee stock options, which generally vest over four years.

Stock Issued in Exchange for Services

In February 2006, the Company issued 500 shares of fully vested common stock to a third-party public relations consultant as compensation for services performed on behalf of the Company. The stock grant was accounted for in accordance with the provisions of SFAS 123 and EITF Issue No. 96-18, resulting in a stock compensation charge of $1,785 in the quarter ended March 31, 2006, based on a fair value per share of $3.57 at the time of issuance.

Securities and Exchange Commission
May 8, 2006

Early Exercise of Unvested Stock Options

The Company’s 1999 Equity Incentive Plan allows for early exercise of stock options. During 2005, options to purchase a total of 2.5 million shares were exercised prior to vesting (early exercised). In accordance with the guidance in EITF 00-23, Issue 33(b), the Company recorded the exercise price associated with the unvested exercised shares as an accrued liability on its consolidated balance sheet. As the shares vest, they become issued and outstanding and an amount equal to the exercise price of these vested shares is reclassified out of accrued liabilities into stockholders’ deficit. The accrued liability balance on the Company’s consolidated balance sheet associated with these early exercises was approximately $124,000 at December 31, 2005 and $117,000 at March 31, 2006.

In accordance with the provisions of SFAS 128, the unvested shares are excluded from the number of basic shares for purposes of calculating basic earnings per share and the treasury stock method is applied to determine the number of unvested early exercised shares included in diluted shares for purposes of calculating diluted earnings per share.

Acceleration of Stock Option Vesting

Upon termination of an employee in January 2006, the Company agreed to accelerate vesting related to two options issued to this individual in 2004, resulting in the acceleration of options to purchase 76,000 shares of common stock. The exercise price at the time the options were issued equaled the deemed fair value of the Company’s common stock. Thus, no compensation expense was recorded at the time of issuance. Because the acceleration occurred subsequent to the Company’s adoption of SFAS 123R, and represented modifications of awards existing at the time of adoption of SFAS 123R, the Company recorded a stock compensation charge of approximately $224,000, during the first quarter of 2006 equal to the fair value of the options at the modification date.

39.	Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company will cooperate with the Staff in response to the Staff’s requests for supplemental information relating to the time period from the filing of the Registration Statement (April 4, 2006) through the effective date.

40.	Revise to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in your registration statement:
•	Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective. In this regard, we note the company’s disclosures on page 43 where you indicate that the fair value of your

Securities and Exchange Commission
May 8, 2006

common stock was based, in part, on “contemporaneous valuations performed by an independent valuation specialist”. We further note, however, that in preparing the financial statements to be included in your registration statement, the company “reassessed the fair value of [y]our common stock”. Therefore, it is unclear how you determined that the valuation of your common stock was performed contemporaneously. Please explain.

•	Revise your MD&A to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.
In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Amendment No. 1 to include the date of the contemporaneous independent valuation. The Company also revised its disclosure to clarify the timing and circumstances related to its reassessment of the fair value of its common stock.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has not yet determined the proposed initial public offering price. The Company will revise its MD&A disclosure to include the requested information related to the intrinsic value of the outstanding vested and unvested options, once the estimated initial public offering price is determined.

41.	Provide us with objective evidence that supports your determination of fair value of the underlying shares of common stock at each grant date. Where you have used valuation methods to determine the fair value of the common stock, provide us with your assumptions and supporting analysis. Highlight any transactions with unrelated parties believed by management to be particularly strong evidence of an objective fair value per share determination. Discuss and quantify the impact on the company’s fair value of any events which occurred between the dates of equity related issuances and the date the registration statement was filed. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range. Describe significant intervening events that have taken place both within the company and the broader market that explain the significant changes in fair value of your common stock. If the valuation of your common stock’s fair value was not performed contemporaneously by an unrelated valuation specialist, expand your MD&A disclosures to include a discussion of the above information.

Securities and Exchange Commission
May 8, 2006

Background
The Company performed a detailed analysis to evaluate any potential “cheap stock"[1] issues relating to the grant of stock options by the Company to employees during the period from January 1, 2005 to the date of the filing of the Registration Statement (the “Review Period”). Although the Company held preliminary valuation discussions with underwriters for the offering in early March 2006, to date the underwriters have not yet communicated an estimated price range for the Company’s common stock, nor has the Company determined what a possible valuation range for the offering will be. Therefore, the Company principally based its cheap stock assessment on a number of factors other than the potential initial public offering price range for the Company’s common stock, each of which is discussed further in this letter.

To begin this Review Period on January 1, 2005 is consistent with the guidance provided in the AICPA’s Technical Practice Aid titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “TPA”). Paragraph 179 of the TPA recommends that financial statements included in a registration statement for an initial public offering disclose certain information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet (year-end or interim) included in the registration statement. Because the most recent balance sheet included in the Registration Statement was the December 31, 2005 balance sheet, the Company believes it is appropriate for the Company to evaluate any options granted beginning in January 2005.

In conjunction with the preparation of its year-end 2005 financial statements, the Company engaged Duff & Phelps, LLC (“D&P”) to perform a contemporaneous valuation of its common stock as of December 31, 2005. In March 2006, the Company made the decision to file a registration statement for an initial public offering of its common stock. Based on that decision, as well as the results of the contemporaneous valuation obtained as of December 31, 2005, Company management took the opportunity to reassess the common stock values used to price its 2005 stock option grants.

During the Review Period, the Company’s estimated enterprise value increased from approximately $158 million in January 2005 to $336 million in March 2006. This increase in value was primarily a result of the continued increase in the Company’s revenues, which grew from approximately $20.6 million in 2004 to $42.8 million in 2005 (an increase of approximately 108%). Revenues for the first quarter of 2006 were $16.4 million, which equates to approximately $66 million in annualized revenues. Revenues also increased sequentially quarter over quarter during the Review Period as well. This growth was primarily driven by an increase in the number of the Company’s customers, which grew from just under 400 at the end of 2004 to over 1,000 by the end of the first quarter of 2006, an increase of over 176% during that period.

[1]	As defined in Paragraph 20 of the AIPCA Technical Practice Aid Titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation”.

Securities and Exchange Commission
May 8, 2006

In determining the estimated fair value of the Company’s common stock during the Review Period, the Company assumed a sequential increase in estimated fair value of its stock options from $1.63 per share in January 2005 to $3.93 per share in March 2006, consistent with the growth in revenues and the number of customers during the Review Period.

Options Granted During the Review Period

The Company issued options during the Review Period at prices ranging from $0.35 to $3.75 per share. The summary below provides data for all options granted during the Review Period, the date of grant, the number of shares subject to such options, the exercise price per share of such grant and the deemed fair value per share of the Company’s common stock. All grants were made to employees, or to non-employee Directors, and the options granted generally vest in four years. All of the stock options granted during the Review Period were issued pursuant to the Company’s 1999 Equity Incentive Plan. Prior to January 1, 2006, the Company’s stock-based employee compensation was accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”).

Common Stock Valuation Methodology

Board Experience

The Company’s Board includes current and former officers of publicly traded companies and other individuals with significant business, finance and/or venture capital experience. During the Review Period, the Company’s Board was comprised of individuals with significant experience in pricing stock options and valuing technology companies. These Board members were very familiar with the valuations for technology companies entering into initial public offerings during the Review Period, as well as the market during the Review Period for acquisition of technology companies at the Company’s stage of development.

Methodology Used to Determine Fair Value at the Date of Grant

The Board contemporaneously determined the fair value of the Company’s common stock and granted options at the same per share exercise price as the estimated fair value of the underlying common stock during the Review Period. In the absence of a public market for the Company’s common stock, the Board considered numerous objective and subjective factors to determine the value at each grant date, including the following factors:
(a)	the grants involved illiquid securities in a private company;

(b)	most options were subject to four year cliff vesting (generally 100% after four years);

Securities and Exchange Commission
May 8, 2006

(c)	the prices at which Series B and C-1 preferred stock were issued by the Company to outside investors in arms-length transactions in April 2004 and June 2005, respectively, and the rights, preferences and privileges of the preferred stock relative to the common stock;

(d)	important developments relating to advancement of the Company’s product offering and customer base;

(e)	the Company’s stage of development and business strategy;

(f)	the competitive environment that existed at the time of grant;

(g)	the status of the Company’s efforts to build its management team;

(h)	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of the Company, given prevailing market conditions;

(i)	the fact that the Series C-1 financing was an “up round” which resulted in a per share price for the Series C preferred that was substantially higher than the per share price for the Series B preferred; and

(j)	the market prices of various publicly held technology companies.
Summary of Option Grants During Review Period

In connection with the reassessment of fair value, the Company carefully considered the issues relevant to estimating the compensatory element of stock options, if any, granted during the Review Period. Based on this review, Company management considered the following in its reassessment of the fair value of the Company’s common stock during the Review Period:
(1)	Management considered the Company’s most recent rounds of equity funding. The Company’s last round of equity funding was the $40 million Series C preferred stock offering, which closed in June 2005 at a price of $2.58 per share. This was a significant increase in share price from the Series B round (total of $13.4 million raised), which closed in April 2004 at a price of $0.96 per share (implied post-money enterprise valuation of $63.7 million). On a fully diluted basis, the implied post-money enterprise value of the Company immediately after completion of the Series C financing was $228.5 million. Both the Series B and C preferred financing rounds were led by large, well-established venture capital firms, with significant knowledge of technology company valuations. The Company specifically took into consideration the pricing of the Series B and C preferred stock rounds, in conjunction with the following provisions of the

Securities and Exchange Commission
May 8, 2006

Company’s Series B and C preferred stock, in determining the fair value of the common stock at the time of the grants:
(a)	From January 2005 through October 30, 2005, both the Series B (including Series B-1) and Series C (including Series C-1) preferred stock were entitled to liquidation preferences equal to the original issuance price of the preferred stock, plus all declared but unpaid dividends. In the event there were any available funds and assets remaining after payment or distribution to all holders of preferred stock equal to their full preferential amounts, the additional funds and assets would be distributed among the common shareholders and the Series B and C preferred stockholders on a pro rata basis according to the number of shares held by each stockholder on an as-converted to common stock basis. However, in no event were the Series B and C stockholders to receive more than 1.5 times their initial liquidation preferences.

After October 30, 2005, through the end of the Review Period, the holders of Series B and C preferred stock were not entitled to participate in any distribution of additional funds or assets available to the common stockholders after payment to all holders of preferred stock equal to their applicable preference.

The Series B and C preferred stock preferences are senior to all other classes of preferred stock.

(b)	The Series B and C preferred stock is convertible into the Company’s common stock at any time, at the option of the preferred stockholder. Therefore, at the time of a potential liquidation event, the Series B and C stockholders would determine whether they would receive a greater distribution by holding their preferred stock and receiving their distribution in accordance with their applicable liquidation preferences or by converting to common stock. The Company’s cheap stock analysis is predicated on the assumption that all preferred stockholders would act in a manner that maximizes the total amount distributed to them.

(c)	All series of preferred stock are entitled to annual dividends at various stated rates, based on class of preferred stock. The dividends are noncumulative and are to be paid as and if declared by the Company’s Board. Dividends on the preferred stock, when and if declared by the Company’s Board, are to be paid prior and in preference to the payment of dividends on the Company’s common stock and are paid to the Series B and C stockholders before other preferred stockholders; and

Securities and Exchange Commission
May 8, 2006

(d)	The holders of all series of preferred stock are entitled to vote on all matters with the holders of the common stock and are entitled to the number of votes equal to the number of common shares into which the preferred shares are convertible.
(2)	Company management also specifically took into consideration contemporaneous independent valuations obtained by the Company. In addition to the December 31, 2005 common stock valuation, the Company also engaged D&P to value the Company’s common stock as of March 31, 2006. Per Paragraph 16 of the TPA, a contemporaneous, third-party valuation performed by a valuation specialist is the most reliable means of determining the fair value of a privately-held company’s stock. Thus, the Company can place a high degree of reliance upon this valuation for purposes of estimating the fair value of its common stock at the valuation dates.

In their valuation of the Company’s common stock as of December 31, 2005, D&P indicated an implied enterprise value on a marketable, minority basis of $262 million, which equated to a value of $2.93 per common share. D&P applied a 15% discount to the per share valuation, to adjust for lack of marketability of the Company’s stock as of the valuation date, which resulted in a value of $2.49 per common share, on a non-marketable, minority basis. The valuation was based on a combination of the market and income valuation approaches, both of which are considered acceptable valuation approaches under the TPA. In its valuation, D&P applied a 75% weighting to the market approach and a 25% weighting to the income approach. A greater weighting was applied to the market approach because (1) it is based on actual market data of comparable publicly traded firms in similar lines of business to the Company; and (2) the income approach is based on the Company’s long-term income projections prepared by management, the outcome of which is uncertain.

In their valuation of the Company’s common stock as of March 31, 2006, D&P indicated an implied enterprise value on a marketable $336 million, which equates to a value of $3.81 per common share. D&P applied a small discount to the per share valuation to adjust for lack of marketability of the Company’s stock on the valuation date, resulting in a value of $3.75 per common share, on a non-marketable, minority basis. This valuation was also based on a combination of the market and income valuation approaches. Similar to the December 31, 2005 valuation, D&P applied a 75% weighting to the market approach and a 25% weighting to the income approach. As an additional data point, D&P also considered a significant sale of common stock by two existing shareholders on March 27, 2006 totaling $15 million, to a number of sophisticated independent third-party purchasers for $3.75 per share. The March 31, 2006 fair value per share of $3.93 determined by the Company assumed a slightly higher non-marketability discount (approximately 5%) than the discount (approximately 2%) assumed by D&P, to arrive at the value per share of $3.75 per common share on a non-marketable, minority basis.

Securities and Exchange Commission
May 8, 2006

(3)	The Company also considered the March 27, 2006 stock sale noted above, in which two existing shareholders sold a significant number of the Company’s common stock to a number of independent third-party purchasers for $3.75 per share.
The following table summarizes all employee option grants, during the Review Period:

	Number of Options		Estimated Fair
	Granted, net of		Value (See	Deferred Stock
Date of Issuance	forfeitures	Exercise Price	discussion below)	Compensation

February 25, 2005	560,050	$0.35	$1.63	$715,274
April 18, 2005	175,000	0.70	1.82	195,411
May 6, 2005	190,000	0.70	1.91	230,456
May 13, 2005	500,000	0.70	1.91	606,463
August 18, 2005	923,850	1.45	1.73	256,789
October 25, 2005	784,000	1.50	2.13	496,533
November 1, 2005	550,000	1.50	2.13	348,333
December 6, 2005	319,500	1.50	2.49	316,838
December 21, 2005	455,000	1.50	2.85	614,250

Total 2005	4,457,400			$3,780,347

February 22, 2006	548,500	$2.49	$3.57	(1)
March 29, 2006	1,000,000	3.75	3.93	(1)
May 4, 2006	1,716,125	4.17	(2)	(2)

Through May 5, 2006	3,264,625

(1)	— Compensation expense related to options granted during the first quarter of 2006 was based on estimated fair value at the time of issuance, using the Black-Scholes-Merton valuation method, in accordance with the provisions of SFAS 123R.

(2)	— The Company has not yet determined the estimated fair value associated with the May 4, 2006 option grants.
January to June 2005 Grants (options granted in February, April and May)

As noted previously, the Series B Preferred Stock offering closed in April 2004 at a price of $0.96 per share, which equated to a post-money enterprise value of approximately $63.7 million. From that date, through the closing of the Series C preferred stock offering in June (issued at $2.58 per share, equating to a pre-money enterprise value of approximately $228.5 million), the Company’s revenues and customer base grew consistently on a quarterly basis. The following

Securities and Exchange Commission
May 8, 2006

graphs present the growth in the Company’s quarterly revenues and customers from 2004 through the first quarter of 2006:

Securities and Exchange Commission
May 8, 2006

As indicated in the graphs above, during the past several quarters, the Company’s growth in revenues has been highly correlated to the growth in the customer base. As a result, the increase in the Company’s enterprise valuation is also closely correlated to the growth in revenues and the number of customers. As demonstration of this fact, the total company valuation increased by approximately 196% from the closing of the Series B financing to just prior to the closing of the Series C financing in June 2005. During this same time period the Company’s customer base increased by approximately 180%, from approximately 200 to approximately 570.

Based on this consistent growth in the Company’s enterprise value during the first half of 2005, the estimated fair value per share presented in the table above for the February, April and May 2005 grants assumes that all preferred stockholders would have converted to common stock if a liquidation event were to occur during that period, as all classes of preferred stock would have received a higher distribution by converting. As a result, the estimated fair value assumes no liquidation preferences would apply.

June to December 2005 Grants (options granted in August, October, November and December)

Securities and Exchange Commission
May 8, 2006

As noted previously, the Company closed the $40 million Series C preferred stock financing in June 2005. This transaction established the Company’s enterprise value of $228.5 million at that time (post-money), as it represented a significant financing transaction with sophisticated third-party investors. The first options granted subsequent to the Series C closing were issued in August 2005. The estimated fair value per share of these grants decreased to $1.73 per share, compared to the $1.91 per share estimated fair value in May 2005. This was due to the dilutive impact of the Series C preferred stock offering, and because the Series C stockholders were entitled to liquidation preferences equal to 1.5 times their initial investment until October 2005. Immediately subsequent to the closing of the Series C financing, there was a $20 million dilution to the existing common shareholders due to the 1.5 times liquidation preference of the Series C holders. Upon a liquidation at that time, the Series C holders would have received a $60 million liquidation payment based on a $40 million investment. This dilution resulted in a reduction in the common values as indicated above.

As also discussed previously, the Company obtained a contemporaneous, third-party valuation of its common stock as of the December 31, 2005, which resulted in an estimated value of $2.93 per share of common stock on a marketable minority basis. This third-party valuation is relatively consistent with the estimated fair value per share at December 31, 2005 of $2.85 derived by the Company, based on the consistent growth in the value of its common stock over the second half of the year.

The growth in the Company’s revenues and customers over the second half of the year further supports the Company’s assumed consistent growth in valuation during that period. As the above graphs show, the Company’s revenues and customer base continued to grow steadily from the time of the closing of the Series C funding in June 2005 through the end of the year. Similar to the first half of 2005, the increase in estimated fair value per share during that time period was closely correlated to the growth in the Company’s customer base. The estimated fair value of the Company’s stock increased by approximately 65% during the period from after the closing of the Series C preferred funding through the end of 2005. During this same time period, the Company’s customer base grew by approximately 60% from approximately 570 to approximately 910 customers.

January to March 2006 Grants (options granted in February and March)

For purposes of determining the fair value of its common stock during the first quarter of 2006, the Company is placing significant reliance on contemporaneous third-party valuations prepared by D&P. As noted previously, D&P prepared valuations of the Company’s common stock as of December 31, 2005 and March 31, 2006. D&P’s March 31, 2006 valuation of $3.75 per share was equal to the exercise price of the stock options granted two days prior to that date. The Company also considered the March 27, 2006 common stock sale discussed above, in which a significant number of shares were sold at $3.75 per share to independent third-party investors by existing shareholders.

Securities and Exchange Commission
May 8, 2006

Conclusion

The Board of Directors of the Company has reviewed the option grants during the Review Period with the benefit of hindsight and resolution of uncertainties that existed at the time the options were granted. Based on this review, the Board concluded that deferred stock compensation should be recorded for options as described in this memorandum. The Company believes that the reassessed fair values used as the basis for determining deferred stock compensation, and related fair value, in connection with its stock option grants are reasonable and appropriate for the reasons set forth herein.
MD&A Disclosure
In response to the Staff’s request, the Company has modified its MD&A disclosure located on page 44 of Amendment No. 1 to clarify the timing of when the contemporaneous valuation of the Company’s common stock was prepared.

42.	In addition, tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for the Company’s stock.

On March 8 and 9, 2006, the Company held meetings with a number of investment banks regarding possible public equity financing strategies. During these meetings, the investment banks, including the underwriters, provided the Company with only representative valuation methodologies and related valuation estimates. The investment banks noted that any prediction as to what valuation the Company would ultimately receive in the public markets was inherently speculative and would be subject to developments in the Company’s business during the time period leading up to the proposed initial public offering as well as to market conditions and developments in the competitive landscape during that time period. To date, the underwriters have not yet communicated an estimated price range of the Company’s common stock, nor has the Company determined what a possible valuation range for the offering will be. The Company will inform the Staff when it has made that determination in consultation with the underwriters.
Warrants, page F-23
43.	We note that you previously issued warrants in connection with the Series A-3 redeemable convertible preferred stock and that you repurchased the warrants in April 2004. Tell us the circumstances surrounding the issuance of these warrants, including the date of issuance, a description of the significant components of the transaction, the number of shares subject to issuance under the warrants, whether any shares were issued in connection with the warrants and how you accounted for the warrants with reference to the authoritative accounting literature applied.

Securities and Exchange Commission
May 8, 2006

Below is a discussion of the facts and circumstances associated with the issuance of the warrants to purchase Series A-3 convertible preferred stock and a discussion of how the Company accounted for those warrants.

Background

On October 4, 1999, the Company granted warrants to purchase 354,522 shares of the Company’s Series A-3 convertible preferred stock at an exercise price of $0.3667. The warrants were granted to a third party as consideration for assistance in completing the Series A-3 equity financing. This third party also purchased 681,816 shares of Series A-3 convertible preferred stock at $0.3667 per share for total proceeds of $250,000. The warrants were fully vested and exercisable on the date of grant with an expiration date of October 4, 2004. In April 2004, the Company repurchased all of the outstanding warrants to purchase Series A-3 convertible preferred stock for $12,033.

Accounting

The Company determined that the fair value of issuing these warrants was a direct and incremental cost of obtaining the Series A-3 financing. In accordance with the AICPA’s Technical Practice Aid 4110.01, “Expenses Incurred in Public Sale of Capital Stock,” direct costs of obtaining equity financing are recorded as a reduction of the related proceeds. Accordingly, upon issuance of the warrants, the Company recorded a memo entry which was a reduction to additional paid-in capital — preferred stock and an increase to additional paid-in capital — preferred stock resulting in a zero net impact on the balance sheet, statement of operations and cash flows.

The Company also considered whether there was a beneficial conversion feature due to the detachable warrants as outlined in EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The detachable warrants were issued to the third party in exchange for the services rendered in connection with assisting in the completion of the Series A-3 financing. Accordingly, the fair value of the warrants was determined to be equal to the fair value of the services rendered (i.e., this was an arm’s-length transaction conducted with an independent party). The Company has concluded it would not be appropriate to allocate proceeds to the detachable warrants from the $250,000 received from the sale of the Series A-3 stock because the $250,000 received in exchange for the purchased Series A-3 represented its fair value as evidenced by other third-party investors that invested at the same per share price. In addition, the Series A-3 preferred stock was convertible into common stock on a one for one basis and there was no intrinsic value as the price of the common stock on the commitment date was $0.055 per share. Therefore, the Company concluded that there was no beneficial conversion feature associated with the Series A-3 convertible preferred stock.

Securities and Exchange Commission
May 8, 2006

44.	We note that as of December 31, 2005 there were warrants outstanding for the issuance of 84,000 shares of common stock at an exercise price of $0.055 per share and expiring two years from the closing of an initial public offering. Tell us the circumstances surrounding the issuance of these warrants, including the date of issuance, a description of the significant components of the transaction, the number of shares subject to issuance under the warrants, whether any shares have been issued in connection with the warrants and how you accounted for the warrants with reference to the authoritative accounting literature applied.

Below is a discussion of the facts and circumstances associated with the issuance of the warrants to purchase 84,000 shares of common stock and a discussion of how the Company accounted for those warrants.

Background

On April 10, 2000, the Company granted warrants to Silicon Valley Bank (“SVB”) to purchase 84,000 shares of the Company’s common stock at an exercise price of $0.055 per share (split-adjusted). The warrants were fully vested and exercisable on the date of grant and expire 2 years from closing of the Company’s initial public offering. These warrants were granted in connection with the SVB loan and security agreement dated April 10, 2000 that provided the Company a line of credit (that was not convertible) to borrow up to $1,000,000 to finance computer equipment purchases. The Company borrowed $500,000 in April 2000 and an additional $500,000 in June 2000 under this line of credit with repayment terms of monthly installments of interest and principal over a period of 30 months and 36 months, respectively.

Accounting

In accordance with APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”), the Company measured the fair value of these warrants using the Black-Scholes option valuation model resulting in a total fair value was $5,000. The Company recorded the $5,000 as a reduction (debit) to the carrying value of amounts owed under the SVB line of credit and as an increase (credit) to additional paid in capital for common stock, pursuant to paragraph 16 of APB 14. The Company amortized the $5,000 to interest expense over the period equal to the repayment term (2000 to 2002) of the amounts borrowed under the SVB line of credit. As of March 31, 2006, these warrants remained outstanding.

45.	Tell us how you are accounting for the company’s warrant issuances. Specifically, tell us how the company determined that the warrants meet the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis for each transaction using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes

Securities and Exchange Commission
May 8, 2006

in fair value reported in earnings and disclosed in the financial statements. We may have further comments.

The Company determined that each of the warrant agreements related to warrants outstanding as of December 31, 2005, which are noted in the table below, meet the scope exception of paragraph 11(a) of SFAS No. 133. These warrant agreements are indexed to the Company’s own stock and are classified in stockholders’ equity as determined by the following analysis of the conditions in paragraphs 12-32 of EITF 00-19.

EITF 00-19 Conditions	DoubleClick	Silicon Valley Bank	NetObjects
Net cash settlement (¶12)	Not present in agreement	Not present in agreement	Not present in agreement

All of the following conditions must be met for a contract to be classified as equity:
The contract permits the company to settle in unregistered shares (¶14-18)	Condition met: The agreement allows (but does not require) net share settlement solely in connection with an IPO or Change of Control and requires the shares to be subject to the terms of the Company’s registration rights agreement. However, per the terms of the Company’s registration rights agreement, the Company is only required to register the shares using “commercially reasonable efforts,” which is within the Company’s control. There are no penalties specified in the registration rights agreement associated with a failure to register the underlying shares.	Condition met: The agreement allows (but does not require) net share settlement and requires the shares to be subject to the terms of the Company’s registration rights agreement. However, per the terms of the Company’s registration rights agreement, the Company is only required to register the shares using “commercially reasonable efforts,” which is within the Company’s control. There are no penalties specified in the registration rights agreement associated with a failure to register the underlying shares.	Condition met: The agreement allows net share settlement but does not require settlement in registered shares.

Securities and Exchange Commission
May 8, 2006

EITF 00-19 Conditions	DoubleClick	Silicon Valley Bank	NetObjects
The company has sufficient authorized and unissued shares available to settle the contract...(¶19)	Condition met: The Company has reserved sufficient shares of Series B-2 preferred stock after considering all other commitments that may require the issuance of the stock.	Condition met: The Company has reserved sufficient shares of common stock after considering all other commitments that may require the issuance of the stock.	Condition met: The Company has reserved sufficient shares of common stock after considering all other commitments that may require the issuance of the stock.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement (¶20-24).	Condition met: The maximum number of shares is explicitly capped at 404,815	Condition met: The maximum number of shares is explicitly capped at 84,000	Condition met: The maximum number of shares is explicitly capped at 490,990

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC (¶25).	Condition met: There are no provisions requiring cash payments by the Company of any kind	Condition met: There are no provisions requiring cash payments by the Company of any kind	Condition met: There are no provisions requiring cash payments by the Company of any kind

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (¶26)
	Condition met: There are no provisions requiring cash payments by the Company of any kind	Condition met: There are no provisions requiring cash payments by the Company of any kind	Condition met: There are no provisions requiring cash payments by the Company of any kind

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (¶27-28)	Condition met: There are no provisions requiring net-cash settlement by the Company of any kind	Condition met: There are no provisions requiring net-cash settlement by the Company of any kind	Condition met: The warrant allows for survival of the warrant upon a change of control by allowing the Holder to exercise and obtain rights of a common stockholder as if the warrant had been exercised immediately before that acquisition, but there would be no requirement for the Company to net-cash settle.

Securities and Exchange Commission
May 8, 2006

EITF 00-19 Conditions	DoubleClick	Silicon Valley Bank	NetObjects
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract (¶29-31)	Condition met: The agreement contains a provision that the Holder does not have any voting or other rights as a stockholder prior to the exercise thereof.	Condition met: The Holder does not receive any rights higher than those of common stock with the exception of information rights that include annual audited financial statement. These rights are deemed non-substantive as the Holder already receives this information pursuant to the requirements of the Company’s debt agreement with Silicon Valley Bank.	Condition met: The warrant agreement does not provide the Holder with any rights higher than a stockholder of the stock underlying the warrant (common stockholder).

There is no requirement in the contract to post collateral at any point or for any reason (¶32)	Condition met: The agreement does not contain any such provision.	Condition met: The agreement does not contain any such provision.	Condition met: The agreement does not contain any such provision.

Conclusion:	The warrant meets all of the criteria in EITF 00-19 for classification in equity	The warrant meets all of the criteria in EITF 00-19 for classification in equity	The warrant meets all of the criteria in EITF 00-19 for classification in equity

Securities and Exchange Commission
May 8, 2006

Part II — Information Not Required in Prospectus
Recent Sales of Unregistered Securities
46.	We note you have filed Forms D, notices of sales of securities pursuant to Regulation D, on five different occasions. Please advise us of the date of the sales of the securities covered by the Forms D. If these sales are not described in your Item 15 disclosure, revise as appropriate.

In response to the Staff’s comment, the Company advises the Staff that the Form D with a filing date of April 28, 2004, was filed in connection with sales of securities on April 21, 2004. The Form D with a filing date of December 17, 2004, was filed in connection with sales of securities on November 30, 2004. Additionally, the Forms D with filing dates of June 27, 2005, July 5, 2005, and August 31, 2005, were filed in connection with sales of securities on June 9, 2005, June 15, 2005, June 30, 2005, and July 22, 2005. All of these sales are described under Part II Item 15 of the Registration Statement.

47.	If you have relied on particular exemptions from registration contained in Regulation D, please disclose the specific Rule on which you rely. Currently, disclosure merely indicates that the sales were exempt under Regulation D. Also, since you relied upon the exemption contained in Section 4(2) of the Securities Act, please disclose the financial sophistication of the purchaser.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement under the heading “Recent Sales of Unregistered Securities” to reflect the particular exemptions from registration contained in Regulation D on which the Company relies, and to disclose the Company’s receipt of affirmative representations from the purchasers of the Company’s securities sold in reliance upon the exemption contained in Section 4(2) of the Securities Act regarding these purchasers’ financial sophistication.
Undertakings
48.	Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

The Company has considered the disclosure of the undertaking pursuant to Item 512(a)(6) of Regulation S-K, as noted in the Staff’s comment, and has determined that such undertaking is required only in connection with the registration of securities pursuant to Rule 415 under the Securities Act. Accordingly, the Company has respectfully declined to add the undertaking to Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission
May 8, 2006

Exhibits
Legality Opinion
49.	Revise to specifically opine upon the legality of the shares to be offered and sold by selling securityholders. In this regard, those securities would appear to have already been authorized and issued.

The Company advises the Staff that the legality opinion has been revised in response to the Staff’s comment.

50.	Please confirm to us in writing that the reference to DGCL encompasses the statutes of Delaware, its constitution and reported judicial decisions interpreting those laws.

The Company confirms to the Staff that the reference and limitation to Delaware General Corporation Law contained in the legality opinion set forth as Exhibit 5.1 to the Registration Statement encompasses the statutory provisions as well as the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.
Please direct your questions or comments regarding the Company’s responses or the Registration Statement to the undersigned at (801) 993-6420 or to Robert G. O’Connor of this office at (801) 993-6412. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ J. Randall Lewis

J. Randall Lewis

Enclosures

cc (w/encl.):	Joshua James
Michael Herring
Shawn Lindquist, Esq.
Patrick Kelliher
Omniture, Inc.

Securities and Exchange Commission
May 8, 2006

John Roos, Esq.
Patrick Schultheis, Esq.
Robert O’Connor, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

David Jolley
Chris Anger
Mark Peterson
Nigel Martin
Ernst & Young LLP

Gordon Davidson, Esq.
Laird Simons, III, Esq.
Jeffrey Vetter, Esq.
Robert Dellenbach, Esq.
Fenwick & West LLP